August 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	The Community Financial Corporation
Registration Statement on Form S-3
Request for Acceleration of Effectiveness
File No. 333- 258849

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, The Community Financial Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, be accelerated to Friday, August 27, 2021, at 2:00 p.m., Eastern time, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding this request, please telephone Edward G. Olifer of Kilpatrick Townsend & Stockton LLP at 202.508.5852. In addition, please notify me when this request for acceleration has been granted.

Very truly yours,

/s/ Todd L. Capitani
Todd L. Capitani
Executive Vice President and Chief Financial Officer

cc:	Edward G. Olifer, Kilpatrick Townsend & Stockton LLP

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